SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)

                         Vector Aeromotive Corporation
                                (Name of Issuer)

                    Common Shares, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   92239C301
                                 (CUSIP Number)

                             Harold S. Nathan, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004

                                 (212) 858-1246
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                January 24, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following: o

Check the following box if a fee is being paid with this
Statement:  o

                                  SCHEDULE 13D

----------------------------
                           |
CUSIP NO.  92239C301       |
                           |
----------------------------
-----------------------------------------------------------------
 1.       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Hutomo Mandala Putra

-----------------------------------------------------------------
 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) o
                                                          (b) o
-----------------------------------------------------------------
 3.       SEC USE ONLY

-----------------------------------------------------------------
 4.       SOURCE OF FUNDS
                   PF
-----------------------------------------------------------------
 5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   o

-----------------------------------------------------------------
 6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                   Hutomo Mandala Putra is a citizen of Indonesia
-----------------------------------------------------------------
NUMBER OF SHARES       7.  SOLE VOTING POWER
                           143,333,333 (including 106,000,000
                           which there is a right to acquire)
BENEFICIALLY OWNED BY  8.  SHARED VOTING POWER
                           0
EACH PERSON WITH       9.  SOLE DISPOSITIVE POWER
                           143,333,333 (including 106,000,000
                           which there is a right to acquire)
                      10.  SHARED DISPOSITIVE POWER
                           0

-----------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                   143,333,333 (including 106,000,000
                   which there is a right to acquire)
-----------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  o

-----------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                   90.0%
-----------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                   IN
-----------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------
                           |
CUSIP NO. 9223C301         |
                           |
----------------------------
----------------------------------------------------------------
 1.       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   V'Power Corporation

----------------------------------------------------------------
 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) o
                                                         (b) o
----------------------------------------------------------------
 3.       SEC USE ONLY

----------------------------------------------------------------
 4.       SOURCE OF FUNDS
                   WC
----------------------------------------------------------------
 5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   o

----------------------------------------------------------------
 6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                   V'Power Corporation is incorporated in The Bahamas
----------------------------------------------------------------
NUMBER OF SHARES       7.  SOLE VOTING POWER
                           143,333,333 (including 106,000,000
                           which there is a right to acquire)
BENEFICIALLY OWNED BY  8.  SHARED VOTING POWER
                           0
EACH PERSON WITH       9.  SOLE DISPOSITIVE POWER
                           143,333,333 (including 106,000,000
                           which there is a right to acquire)
                      10.  SHARED DISPOSITIVE POWER
                           0

----------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                   143,333,333 (including 106,000,000
                   which there is a right to acquire)
----------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  o

----------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                   0.0%
----------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                   CO
----------------------------------------------------------------

                                  SCHEDULE 13D


Item 1.           Security and Issuer.

         The class of equity securities to which this statement relates is the Common Shares, par value $.01 per share (the "Common Shares") of Vector Aeromotive Corporation, a Nevada corporation (the "Issuer").

         The principal executive offices of the Issuer are located at 7601 Centurion Parkway, Jacksonville, Florida 32256.

Item 2.           Identity and Background.

         This statement is being filed by the following corporation and individual (the "Filing Parties"):

         A. V'Power Corporation, a Bahamas company ("V'Power"). V'Power is wholly-owned by Mr. Hutomo, and its principal business is the ownership of companies in the motor vehicle business. V'Power maintains its principal address at Wisma Kyoei Prince, 25th Floor, Jalan Jenderal Sudirman Kav. 3-4, Jakarta 10220, Indonesia.

         B. Hutomo Mandala Putra. Mr. Hutomo's principal occupation is Chairman of V'Power and of the Humpuss Group Indonesia, an Indonesian company engaged in business investments. Mr. Hutomo's principal address is c/o Humpuss, Wisma Antara - 3rd Floor, Jl. Medan Merdeka, Selatan No. 17, Jakarta 10110, Indonesia. Mr. Hutomo is a citizen of Indonesia.

         Sudjaswin E.L. is the sole other executive officer and director of V'Power. His principal occupation is Managing Director of V'Power, and his principal address is V'Power Corporation, Wisma Kyoei Prince, 25th Floor, Jalan Jenderal Sudirman Kav. 3-4, Jakarta 10220, Indonesia. Mr. Sudjaswin is a citizen of Indonesia.

                  Neither of the Filing Parties nor Mr. Sudjaswin has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds of Other Consideration.

              Working capital of V'Power. On January 24, 1996, V'Power acquired for an aggregate purchase price of US$5,000,000 million (i) 10,000,000 Common Shares and (ii) an option to purchase an additional 50,000,000 Common Shares at an exercise price of $.45 per share.

Item 4.           Purpose of Transaction.

                  The purpose of the acquisition of securities of the Issuer is investment.

                  On December 22, 1995, the Issuer filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Registration Statement"), with the Securities and Exchange Commission relating to primary and secondary offerings of up to 23,590,000 Common Shares, including 10,000,000 Common Shares owned by V'Power. Such 10,000,000 Common Shares owned by V'Power were included in the pending registration following V'Power's exercise of certain piggyback registration rights, which had been granted pursuant to certain of the registration rights agreements referred to in Item 6 below. V'Power expects to consummate the offering of such 10,000,000 Common Shares within the next two years.

Item 5.           Interest in Securities of the Issuer.

                  (a) V'Power (identified above in Item 1, Part B) became as of December 9, 1993, the direct beneficial owner of 6,000,000 Common Shares, constituting 29.79% of the issued and outstanding Common Shares. On April 29, 1994, V'Power became the beneficial owner of an additional 9,000,000 Common Shares by acquiring (1) 3,000,000 Common Shares and (2) the right to acquire up to 6,000,000 additional Common Shares. On January 6, 1995, V'Power became the beneficial owner of an additional 18,333,333 Common Shares by acquiring 18,333,333 Common Shares. On May 5, 1995, V'Power became the beneficial owner of an additional 50,000,000 Common Shares by acquiring an option to purchase 50,000,000 Common Shares. On January 24, 1996, V'Power became the beneficial owner of an additional 60,000,000 Common Shares by acquiring (1) 10,000,000 Common Shares and (2) the right to acquire up to an additional 50,000,00 Common Shares. V'Power is currently the beneficial owner of approximately 71.0% of the issued and outstanding Common Shares of the Issuer (90.0%, assuming exercise of the options described above). Hutomo Mandala Putra is the beneficial owner of 100% of all issued and outstanding shares of V'Power.

                  (b) V'Power has the sole power to direct the vote and disposition of all Common Shares directly owned by it as described in paragraph
(a). Hutomo Mandala Putra is deemed to have the same power to direct and the disposition of the Common Shares directly owned by V'Power by virtue of his beneficial ownership of 100% of all issued and outstanding shares of V'Power.

                  (c) Except as described Items 3, 4, 5 and 6 hereof, none of the Filing Parties has effected any transactions in Common Shares during the past 60 days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  On November 30, 1993, V'Power, all of the shares of which are directly owned by Hutomo Mandala Putra, agreed to accept from Setdco Engineering Corporation, a Bahamas company ("Setdco"), the assignment of an option to acquire 6,000,000 Common Shares at $.50 per share, granted to Setdco pursuant to an Option Agreement, dated as of October 28, 1992, by and between Setdco and the Issuer. V'Power exercised its option to acquire the 6,000,000 Common Shares on November 30, 1993 and remitted US$3,000,000 to the Issuer on December 9, 1993.

                  On January 14, 1994, V'Power entered into (1) a Share Purchase Agreement with the Issuer that provided for the purchase by V'Power or its nominee of an aggregate of 3,000,000 Common Shares, (2) an Option Agreement that provided for the granting of an option in favor of V'Power for the purchase of a further 6,000,000 Common Shares (together with the aforementioned 3,000,000 Common Shares, the "January 1994 Shares") exercisable between April 29, 1994 and April 29, 1995 at an exercise price of $.75 per Common Share and (3) a Registration Rights Agreement concerning registration for the January 1994 Shares. On March 4, 1994, the Share Purchase Agreement was amended to extend the closing date and modify an exhibit to the Agreement. On March 30, 1994, pursuant to an Extension of Share Purchase Agreement, the Issuer extended the closing date under the Share Purchase Agreement to not later than April 29. On April 29, V'Power purchased 3,000,000 Common Shares for US$2,250,000. On January 13, 1995, the Option Agreement was amended to extend the exercise period during which the option is exercisable to April 28, 1996.

                  On January 6, 1995, V'Power Corporation entered into (1) a Share Purchase Agreement (the "1995 Share Purchase Agreement") with the Issuer that provided for the purchase by V'Power of an aggregate of 18,333,333 Common Shares (the "January 1995 Shares"), and (2) a Registration Rights Agreement concerning registration for the January 1995 Shares and the Common Shares subject to the option described below. The purchase price for the purchase of 18,333,333 Common Shares was an aggregate of US$5,500,000.

                  The 1995 Share Purchase Agreement also provided for the Issuer to grant to V'Power an option to purchase 50,000,000

Common  Shares  as  soon  as   practicable   after  the  Issuer's   Articles  of
Incorporation were amended to increase its authorized number of Common Shares.

                  On April 13, 1995, the Issuer filed an amendment to its Articles of Incorporation to increase its authorized number of Common Shares to 600,000,000.

                  On May 5, 1995, the Issuer delivered to V'Power an Option Agreement that provided for the purchase of an additional 50,000,000 Common Shares of the Issuer until April 30, 1996 at an exercise price of $.43 per Common Share.

                  On December 29, 1995, V'Power entered into (1) a Share Purchase Agreement (the "Second 1995 Share Purchase Agreement") with the Issuer that provided for the purchase by V'Power of an aggregate of 10,000,000 Common Shares, (2) an Option Agreement that provides for the granting of an option in favor of V'Power Corporation for the purchase of a further 50,000,000 Common Shares (together with the aforementioned 10,000,000 Common Shares, the "December 1995 Common Shares") exercisable between January 24, 1996 and January 24, 1997 at an exercise price of $.45 per Common Share and (3) a Registration Rights Agreement concerning registration for the December 1995 Common Shares. On January 24, 1996, V'Power purchased the 10,000,000 Common Shares referred to in clause (1) for U.S. $5,000,000.

                  On December 22, 1995, the Issuer filed the Registration Statement with the Securities and Exchange Commission relating to primary and secondary offerings of up to 23,590,000 Common Shares, including 10,000,000 Common Shares owned by V'Power. Such 10,000,000 Common Shares owned by V'Power were included in the pending registration following V'Power's exercise of certain piggyback registration rights, which had been granted pursuant to certain of the registration rights agreements referred to in Item 6 below. V'Power expects to consummate the offering of such 10,000,000 Common Shares within the next two years.

Item 7.           Material to be Filed as Exhibits.

         Exhibit A   -  Joint Filing  Agreement  dated  January 24, 1996 between
                        Hutomo Mandala Putra and V'Power Corporation

         Exhibit B   -  Share  Purchase   Agreement  between  Vector  Aeromotive
                        Corporation  and  V'Power   Corporation,   dated  as  of
                        December 29, 1995

         Exhibit C   -  Registration  Rights Agreement between Vector Aeromotive
                        Corporation and V'Power Corporation, dated as of January
                        24, 1996

         Exhibit D   -  Option Agreement between Vector  Aeromotive  Corporation and V'Power Corporation, dated as of January 24, 1996

         Exhibit E -    Option Agreement between Vector  Aeromotive  Corporation
                        and V'Power, dated as of April 13, 1995 (incorporated by reference to Amendment No. 3 filed May 30, 1995)

         Exhibit F -    Share  Purchase   Agreement  between  Vector  Aeromotive
                        Corporation  and V'Power  Corporation,  dated January 6,
                        1995 (incorporated by reference from Exhibit A of Amendment No. 1, filed February 3, 1995 (the "1995
                        Filing"))

         Exhibit G -    Registration  Rights Agreement between Vector Aeromotive
                        Corporation  and V'Power  Corporation,  dated January 6,
                        1995 (incorporated by reference from the 1995 Filing)

         Exhibit H -    Assignment  of Option to  purchase  6,000,000  shares of
                        Vector Aeromotive Corporation (incorporated by reference from Exhibit A to Amendment No. 2, filed May 19, 1994
                        (the "1994 Filing"))

         Exhibit I -    Exercise   Form  to  exercise  the  Option  to  purchase
                        6,000,000  shares  of  Vector   Aeromotive   Corporation
                        (incorporated  by  reference  from Exhibit B of the 1994
                        Filing)

         Exhibit J -    Share  Purchase   Agreement  between  Vector  Aeromotive
                        Corporation and V'Power  Corporation,  dated January 14,
                        1994 (incorporated by reference from Exhibit C of the 1994 Filing)

         Exhibit K -    First Amendment to Share Purchase  Agreement dated March
                        4, 1994 (incorporated by reference from Exhibit D of the 1994 Filing)

         Exhibit L -    Option Agreement between Vector  Aeromotive  Corporation
                        and  V'Power   Corporation,   dated   January  14,  1994
                        (incorporated  by  reference  from Exhibit E of the 1994
                        Filing)

         Exhibit M -    Registration  Rights Agreement between Vector Aeromotive
                        Corporation and V'Power  Corporation,  dated January 14,
                        1994 (incorporated by reference from Exhibit F of the 1994 Filing)

         Exhibit N -    Extension of Share Purchase  Agreement,  dated March 30,
                        1994 (incorporated by reference from Exhibit G of the 1994 Filing)

         Exhibit O -    Assignment  of Option to  purchase  6,000,000  shares of
                        Vector Aeromotive Corporation (incorporated by reference from Exhibit A of original filing, filed December 21, 1993 (the "1993 Filing")

         Exhibit P -    Exercise   Form  to  exercise  the  Option  to  purchase
                        6,000,000  shares  of  Vector   Aeromotive   Corporation
                        (incorporated  by  reference  from Exhibit B of the 1993
                        Filing).

                  After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  January 24, 1996                 /s/ HUTOMO MANDALA PUTRA
                                         ------------------------
                                           Hutomo Mandala Putra


                                         V'POWER CORPORATION


                                         By:/S/ SUDJASWIN E.L.
                                            ------------------
                                         Name: Sudjaswin E.L.
                                         Title: Managing Director

                                 EXHIBIT INDEX

Exhibit A -     Joint Filing  Agreement  dated  January 24, 1996 between  Hutomo
                Mandala Putra and V'Power Corporation

Exhibit B -     Share Purchase  Agreement between Vector Aeromotive  Corporation and V'Power Corporation, dated as of December 29, 1995

Exhibit C -     Registration   Rights   Agreement   between  Vector   Aeromotive
                Corporation  and  V'Power  Corporation,  dated as of January 24,
                1996

Exhibit D -     Option  Agreement  between  Vector  Aeromotive  Corporation  and
                V'Power Corporation, dated as of January 24, 1996

Exhibit E -     Option  Agreement  between  Vector  Aeromotive  Corporation  and
                V'Power, dated as of April 13, 1995 (incorporated by reference to Amendment No. 3 filed May 30, 1995)

Exhibit F -     Share Purchase  Agreement between Vector Aeromotive  Corporation and V'Power Corporation, dated January 6, 1995 (incorporated by reference from Exhibit A of Amendment No. 1, filed February 3,
                1995 (the "1995 Filing"))

Exhibit G -     Registration   Rights   Agreement   between  Vector   Aeromotive
                Corporation  and  V'Power  Corporation,  dated  January  6, 1995
                (incorporated by reference from the 1995 Filing)

Exhibit H -     Assignment  of Option  to  purchase  6,000,000  shares of Vector
                Aeromotive Corporation(incorporated by reference from Exhibit A toAmendment No. 2, filed May 19, 1994 (the "1994 Filing"))

ExhibitI -      Exercise  Form to  exercise  the  Option to  purchase  6,000,000
                shares  of  Vector  Aeromotive   Corporation   (incorporated  by
                reference from Exhibit B of the 1994 Filing)

Exhibit J -     Share Purchase  Agreement between Vector Aeromotive  Corporation and V'Power Corporation, dated January 14, 1994 (incorporated by reference from Exhibit C of the 1994 Filing)

Exhibit K -     First Amendment to Share Purchase  Agreement dated March 4, 1994
                (incorporated by reference from Exhibit D of the 1994 Filing)

Exhibit L -     Option  Agreement  between  Vector  Aeromotive  Corporation  and
                V'Power Corporation, dated January 14, 1994 (incorporated by reference from Exhibit E of the 1994 Filing)

Exhibit M -     Registration   Rights   Agreement   between  Vector   Aeromotive
                Corporation  and  V'Power  Corporation,  dated  January 14, 1994
                (incorporated by reference from Exhibit F of the 1994 Filing)

Exhibit N -     Extension  of Share  Purchase  Agreement,  dated  March 30, 1994
                (incorporated by reference from Exhibit G of the 1994 Filing)

Exhibit O -     Assignment  of Option  to  purchase  6,000,000  shares of Vector
                Aeromotive Corporation (incorporated by reference from Exhibit A of original filing, filed December 21, 1993 (the "1993 Filing")

Exhibit P -     Exercise  Form to  exercise  the  Option to  purchase  6,000,000
                shares  of  Vector  Aeromotive   Corporation   (incorporated  by
                reference from Exhibit B of the 1993 Filing).

                                                                       EXHIBIT A


                             JOINT FILING AGREEMENT


         The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.



Dated:            January 24, 1996


                                         /s/ HUTOMO MANDALA PUTRA
                                         ------------------------
                                           Hutomo Mandala Putra



                                         V'POWER CORPORATION



                                         By:/s/ SUDJASWIN E.L.
                                            ------------------
                                         Name: Sudjaswin E.L.
                                         Title: Managing Director